NEWS ANNOUNCEMENT                                          Press Contact:
                                                           Diana L. Maranon
                                                          (310) 553-5351


FOR IMMEDIATE RELEASE



    EM HOLDINGS, INC. DELIVERS PROPOSAL TO PURCHASE ALL OUTSTANDING SHARES OF
            EMACHINES, INC. AT 210% PREMIUM TO PRE-OFFER MARKET VALUE


LOS ANGELES, CA, NOVEMBER 9, 2001. -- EM Holdings, Inc. ("EM Holdings"), announced today that it delivered to the Board of Directors of eMachines, Inc. on October 30, 2001 its proposal to purchase all of the outstanding shares of eMachines, Inc. (ticker: EEEE) for $117.5 million in cash or $0.78 per share. The purchase price represents a premium, as of October 26, 2001, of 156% and 210% to the volume-weighted average price of the Company's common stock on the Nasdaq Bulletin Board System for the prior ten and prior 30 trading days, respectively. The proposal was accompanied by a form of commitment for all necessary financing to consummate the proposed transaction and all necessary transaction documents to complete an agreement.

The original proposal expired in accordance with its terms at 5:00 PM on Tuesday, November 6, 2001. At that time, EM Holdings had received no definitive response to the proposal from the Board of Directors of eMachines, Inc., either accepting or rejecting the proposal. EM Holdings today extended its proposal to remain open through the close of business on Wednesday, November 14, 2001 at 5:00 PM (PST). John Hui, the Chairman of EM Holdings, in extending the proposal, stated "our proposal presents the best opportunity for the Company to achieve its goal of


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maximizing shareholder value for all of its shareholders." Mr. Hui further stated "the proposed price represents a substantial premium to the current market price and would be the highest premium paid for any transaction reported so far this year. In addition, it also represents a substantial premium to our estimate of the liquidation value of the Company's assets, after taking into account reasonable liquidation scenario reserves, costs and fees. We believe that the stockholders of the Company will find this opportunity to realize full value for their shares compelling." Mr. Hui noted "EM Holdings' proposal is consistent with the efforts of the board of directors of eMachines to maximize shareholder value. We are prepared to work with the Company to negotiate a mutually satisfactory arrangement."

Copies of the proposal letter and extension submitted to the Board of Directors of eMachines are attached.

The proposal has received the support of eMachines' major stockholders TriGem America Corporation, Korea Data Systems America, Inc., certain individuals affiliated with each of them, and idealab! Holdings, L.L.C., who collectively hold 55% of the outstanding common stock of the Company.

EM Holdings has negotiated a form of financing commitment from a major financial institution sufficient to fund its offer, that would be executed at the time a merger agreement is entered into. If eMachines determines to accept the proposal, EM Holdings believes that the transaction could be closed within 60 days.

The proposal is based on the capitalization and financial performance of eMachines reflected in its quarterly report for the period ended September 30, 2001.


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Mr. Hui has been involved with the technology and related industries for more than 18 years. He currently wholly-owns and operates KDS USA, Inc., a distributor of high value monitors and notebook computers into the retail channels, and is a director of eMachines.

eMachines, Inc. is a leading provider of affordable, high-value personal computers to national retailers, catalog and online merchandisers. The Company, which was founded in September 1998, is based in Irvine, California.

This press release does not constitute an offer to purchase, nor a solicitation of offers to sell, any securities. Any offer would only be made pursuant to appropriate offer documents.


                                            # # #


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                                EM HOLDINGS, INC.
                                7373 HUNT AVENUE
                             GARDEN GROVE, CA 92841



October 30, 2001


Board of Directors
eMachines, Inc.
14350 Myford Road
Irvine, CA  92606

        VIA HAND DELIVERY

Dear Sirs:

I am pleased to submit, on behalf of EM Holdings, Inc. ("EM Holdings"), its proposal ("Proposal") to purchase all of the common stock of eMachines, Inc. (the "Company.") The principal terms of our Proposal are as follows:

1/ We are prepared to make a cash tender offer to purchase any and all shares of the Company at a net purchase price of $0.78 per share. The tender offer price places a total value on the Company's common stock of approximately $117.5 million (including for each option to acquire the Company's common stock the difference between the purchase price and the exercise price).

2/ The tender offer will be conditioned upon receiving tendered shares sufficient to permit EM Holdings and its affiliates to own at least 90% of the outstanding common stock of the Company at the close of the tender offer.

3/ Commencement will be conditioned upon a favorable recommendation of the Board of Directors of the Company and adoption of a finding that the price and terms offered in the tender is fair from a financial point of view to the unaffiliated stockholders of the Company.

4/ As part of the Proposal, the Board of Directors of the Company shall waive any limits on share ownership by EM Holdings and its affiliates under Section 203 of the Delaware Corporations Code or otherwise upon acceptance of this letter agreement.

5/ Following the close of the tender offer, EM Holdings will effect a short form merger at a price equal to that offered in the tender offer that will result in EM Holdings' beneficial ownership of 100% of the issued and outstanding common stock of the Company.

6/ Each outstanding option to acquire the Company's common stock will be acquired at a price equal to the difference between the tender offer price and the exercise price for such option.

7/ The details of the tender offer and merger would be embodied in the merger agreement. We have attached a form of Agreement and Plan of Merger containing such details, and we are prepared to execute this form of Agreement if we arrive at a mutual agreement.


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We would, of course, wish to assure the continuity of certain of the Company's key management. In this regard, to begin this process, we are separately contacting Wayne Inouye, the Company's President and CEO, with the goal of negotiating an extension to his current employment agreement as well as additional equity participation for him in the surviving corporation. Our plan is that the Company continues to operate as a separate corporation at its present location.

We believe our offer is fair and generous to the Company's stockholders when considered from various perspectives:

o The purchase price we are offering the Company's stockholders represents a premium, as of October 26, 2001, of 156% and 210% to the volume-weighted average price of the Company's common stock on the Nasdaq Bulletin Board System for the last ten and last 30 trading days, respectively.

o The proposed price represents a substantial premium to our estimate of the liquidation value of the Company's assets after taking into account reasonable liquidation scenario RMA reserves, litigation reserves, compensation costs, fees and expenses and appropriate discounts on receivables and inventory.

o The premium that would be paid at the proposed price would be the largest premium paid for any transaction reported so far this year; as reported by Dealogic in TheDeal.com, the average one-week premium for deals announced year to date is 35.3% and the highest premium for deals announced year to date is 73.8%.

Accordingly, we believe that in the exercise of its fiduciary duties, the Board should approve our offer to the Company's stockholders with a favorable recommendation.

Our offer is supported by your major stockholders, TriGem America Corporation, Korea Data Systems America, Inc., certain individuals affiliated with each of them, and idealab! Holdings, L.L.C., who collectively hold 55% of the outstanding common stock of the Company. idealab! has entered into a stock purchase agreement with an affiliate of EM Holdings agreeing to sell to EM Holdings the shares held by it immediately following the closing of the tender offer at a price equal to the per share price offered to the unaffiliated stockholders in the tender offer. TriGem America Corporation, Korea Data Systems America, Inc. and certain individuals affiliated with them have, in separate discussions, indicated a willingness to be bound by similar agreements upon approval of those agreements by the Board for purposes of Section 203 of the Delaware Corporations Code. Although TriGem and KDS support this offering, neither company is affiliated with EM Holdings in connection with this offer. While TriGem may continue to supply the Company, both TriGem and KDS have informed us that they would sell their shares into this offer and are prepared to agree to do so if this offer is supported by the Board of Directors.

We believe that the Proposal is consistent with the Board's efforts to maximize shareholder value. On May 8, 2001, the Company announced it had retained Credit Suisse First Boston Corporation as its financial advisor to assist the Company in evaluating strategic alternatives, including a possible sale of the Company. The Company stated that it was then an appropriate time for it to explore opportunities to


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maximize shareholder value. Following an unsuccessful effort to identify a buyer for the Company, on September 17, 2001, the Company announced that, although it was terminating its relationship with Credit Suisse First Boston Corporation, the Company would continue its review of strategic alternatives in its effort to maximize shareholder value. Our Proposal presents the best opportunity for the Company to achieve its goal.

We believe that the stockholders of the Company will find this opportunity to realize full value for their shares compelling. The price offered represents a premium to any market price that we believe can reasonably be expected based on the present circumstances. Since going public at $9.00 per share, and with a closing high of $8.75 per share during May 2000, the Company's common stock has steadily declined to as low as $0.14 per share, settling recently around a volume-weighted average price of $ 0.26 per share based on the last 30 trading days. The Company has been delisted from the Nasdaq National Market System and has suffered from investor desertion. The "public float" is limited with an average of only 211,114 shares traded each market day during the 3-month period ending September 30, 2001. The Company has little, if any, institutional following and any substantive analyst coverage ended during the 4th quarter 2000, with no coverage currently. Clearly, as evidenced by the unsuccessful attempts by the Company to identify a buyer, the capital markets are not valuing the Company appropriately and are unlikely to do so for the foreseeable future. In other words, we believe the Proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation that is unlikely to be presented again.

While we have devoted a great deal of time and effort to studying the Company and have completed substantially all of our business and financial due diligence, our Proposal is subject to completion of confirmatory legal due diligence to be conducted by our legal and financial advisors. Given our familiarity with the Company, this diligence would be completed expeditiously and should not delay consummation of the Merger Agreement.

The financing needed to complete the Transaction can be obtained in a timely manner. We have negotiated and obtained a form of financing commitment from a major institution (the "Commitment") sufficient to fund the tender offer that would be executed at the time the Merger Agreement is entered into. Additionally, I have contributed $5 million of initial capital to EM Holdings and hold substantially all of its outstanding stock. The Commitment has received all necessary internal approvals from EM Holdings and no other internal approvals are required. As a result of the Commitment and my initial contribution, we believe EM Holdings has the ability to complete the Transaction quickly and provide near-term liquidity for your stockholders.

We are prepared to discuss this offer with you immediately and to execute the Merger Agreement immediately. If the Company determines to promptly accept our Proposal, the Transaction could be completed as early as December 31, 2001. Unless earlier accepted, the Proposal will terminate at 5:00 PM (PST) on November 6, 2001.

In responding to us or in seeking further information concerning our Proposal, or for any other matter, please call the undersigned at 714-379-5599. We will introduce you


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to our financial advisors, Averil Capital Markets Group, and legal advisors,
Akin Gump Strauss Hauer & Feld, LLP.

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

EM Holdings, Inc.


By:   /S/ LAP SHUN HUI
    ---------------------
      Lap Shun Hui
      Chairman


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                                EM HOLDINGS, INC.
                                7373 HUNT AVENUE
                             GARDEN GROVE, CA 92841



November 9, 2001


Board of Directors
eMachines, Inc.
14350 Myford Road
Irvine, CA  92606

        VIA HAND DELIVERY

Dear Sirs:

On behalf of EM Holdings, Inc. ("EM Holdings"), I am hereby extending its proposal ("Proposal") to purchase all of the common stock of eMachines, Inc. (the "Company") pursuant to the terms and conditions set forth in the letter delivered to the Board of Directors of the Company on October 30, 2001.

We are prepared to discuss this offer with you immediately and to execute the Merger Agreement immediately. If the Company determines to promptly accept our Proposal, the transaction could be closed within 60 days. Unless earlier accepted, the Proposal will terminate at 5:00 PM (PST) on Wednesday, November 14, 2001.

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

EM Holdings, Inc.


By:  /S/ LAP SHUN HUI
   ---------------------
     Lap Shun Hui
     Chairman


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